

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 27, 2018

Alberto Fornaro
Chief Financial Officer
International Game Technology PLC
66 Seymour Street, 2nd Floor
London W1H 5BT, United Kingdom

>   **Re: International Game Technology PLC**
>   **Form 20-F for Fiscal Year Ended December 31, 2016**
>   **Filed April 20, 2017**
>   **File No. 001-36906**

Dear Mr. Fornaro:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Melissa Raminpour for

Lyn Shenk
Branch Chief
Office of Transportation and Leisure